1933 Act/Rule 477

                                    October 6, 2004

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7
6432 General Green Way
Alexandria, VA 22312

RE:      PHOENIX EQUITY TRUST
         FILE NOS. 2-16590 AND 811-945
         POST-EFFECTIVE AMENDMENT NO. 77

To The Commission Staff:

         An electronic Edgar filing is hereby made pursuant to rule 477 under the Securities Act of 1933 on behalf of Phoenix Equity Trust (the "Registrant"). On October 6, 2004, the Registrant's Post-Effective Amendment No. 77 under the Securities Act of 1933 and Post-Effective Amendment No. 77 under the Investment Company Act of 1940 was filed designating an incorrect effectiveness date. This filing is being made to withdraw the Form 485BXT filing incorrectly made on October 6, 2004 (accession number 0000949377-04-000646). A corrected filing was made on October 6, 2004.

         Please direct any communications concerning this withdrawal request to the undersigned at (860) 403-5246.

                                    Very truly yours,


                                    /s/ Matthew A. Swendiman
                                    Matthew A. Swendiman
                                    Vice President and Counsel
                                    Phoenix Equity Trust